U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 001-35703

(Check One):	☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

Part I

Registrant Information

Full Name of Registrant:

PUMA BIOTECHNOLOGY, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

10880 Wilshire Boulevard, Suite 2150

City, State and Zip Code:

Los Angeles, CA 90024

Part II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unanticipated delays by Puma Biotechnology, Inc. (the “Registrant”) surrounding certain disclosures related to tax and tax reform, the Registrant needs more time to complete its financial statements and to prepare its Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”). As a result, the Registrant is not in a position to file its Form 10-K within the prescribed time period without unreasonable expense and effort. The Registrant expects that its Form 10-K will be filed within the 15 day period specified by Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934, as amended.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Alan H. Auerbach	(424)	248-6500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 1, 2018, the Registrant issued a press release announcing its financial results for the fourth quarter and fiscal year ended December 31, 2017. A copy of the press release was included as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K furnished with the Securities and Exchange Commission on March 1, 2018. For the fiscal year ended December 31, 2017, the Registrant reported net revenue of approximately $26.2 million, compared to $0 for the fourth quarter and fiscal year ended December 31, 2017. Net loss applicable to common stock for the full year 2017 was $292.0 million, or $7.85 per share, compared to $276.0 million, or $8.29 per share, for the full year 2016. Net cash used in operating activities for the full year 2017 was $172.5 million, compared to $141.7 million for the full year 2016. At December 31, 2017, the Registrant had cash and cash equivalents of $81.7 million, compared to cash and cash equivalents of $194.5 million and marketable securities of $35.0 million at December 31, 2016.

Puma Biotechnology, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2018	By:	/s/ Alan H. Auerbach
Alan H. Auerbach
Chief Executive Officer and President

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